

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Jason Wilk
Chief Executive Officer and Director
Dave Inc.
1265 South Cochran Avenue
Los Angeles, CA 90019

> **Re: Dave Inc.**
> **Post-Effective Amendment No. 3 to Form S-1 on Form S-3**
> **Filed July 6, 2023**
> **File No. 333-262478**

Dear Jason Wilk:

 We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed July 6, 2023

Cover Page

1. We note your response to prior comment 1 and reissue in part. Please revise to also include the price originally paid for the Class V common stock that is convertible into Class A Common Stock.

2. We note your response to prior comment 5 and reissue in part. If the warrants are out of the money, please disclose on the cover page the likelihood that warrant holders will not exercise their warrants.

Jason Wilk
Dave Inc.
July 21, 2023
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Albert W. Vanderlaan